PROXY RESULTS (Unaudited)

Cohen & Steers Dividend Majors Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 2, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		8,726,831.112		412,977.352
Richard J. Norman	8,709,953.600		429,854.864
Frank K. Ross		8,713,795.996		426,012.468